Contact

www.linkedin.com/in/anette-d-angelo-39107a19 (LinkedIn)

Top Skills

Management
Customer Service
Team Building

Anette D'Angelo

American Quatervois
Greater Philadelphia

Experience

American Quatervois
Chief Operations Manager
February 2023 - Present (8 months)
United States

Mercury® Financial
Escalation Manager
July 2018 - Present (5 years 3 months)
Wilmington, Delaware, United States

Responsible for handling written complaints received from FDIC, BBB, state Attorney General and Attorneys.

DNB First
AVP, Branch Manager
November 2015 - June 2018 (2 years 8 months)

Fulton Bank
Branch Manager
March 2013 - November 2015 (2 years 9 months)
Glen Mills Pa

Wachovia, A Wells Fargo Company
Store Manager
August 2001 - March 2013 (11 years 8 months)
Boothwyn Pa

CoreStates Bank of Delaware
Call Center Manager
August 1987 - June 2001 (13 years 11 months)
Wilmington De

Education

West Chester University of Pennsylvania

BA, Communications · (1981 - 1985)